                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)


                             VendingData Corporation
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   92261Q 20 2
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                                 (CUSIP Number)


           Stacie L. Brown, 6830 Spencer Street, Las Vegas, NV 89119,
                             Telephone 702-733-7195
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                August 26, 2003
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             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240-13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP No.  92261Q 20 2                                         Page 2 of 4 Pages


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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     James E. Crabbe; James E. Crabbe Revocable Trust
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     Not Applicable
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     Nevada
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               7.   Sole Voting Power
  NUMBER OF         7,892,720 shares
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0 shares
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           6,920,270 shares
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0 shares
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     7,892,720 shares
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     78.55%
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14.  Type of Reporting Person (See Instructions)
     IN; OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  92261Q 20 2                                         Page 3 of 4 Pages
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         This Amendment No. 14 to Schedule 13D (this "Amendment") amends the
Schedule 13D dated June 7, 1999, the Amendment No. 1 dated August 25, 1999, the Amendment No. 2 dated May 30, 2000, the Amendment No. 3 dated July 14, 2000, the Amendment No. 4 dated September 29, 2000, the Amendment No. 5 dated October 9, 2000, the Amendment No. 6 dated January 1, 2001, the Amendment No. 7 dated February 1, 2001, the Amendment No. 8 dated August 13, 2001, the Amendment No. 9 dated October 5, 2001, the Amendment No. 10 dated January 1, 2002, the Amendment No. 11 dated August 26, 2002, the Amendment No. 12 dated December 31, 2002, and the Amendment No. 13 dated June 18, 2003 (together, the "Schedule 13D") with respect to the beneficial ownership by the James E. Crabbe Revocable Trust (the "Trust") and James E. Crabbe, an individual and trustee of the Trust, of the common stock, $.001 par value ("Common Stock"), of VendingData Corporation, a Nevada Corporation (the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the
Schedule 13D, as amended.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         See response to Item 4, "Purpose of Transaction."

ITEM 4. PURPOSE OF TRANSACTION

         The filing of this Amendment No. 14 to Schedule 13D is to report the expiration of warrants to purchase 50,000 shares of Common Stock that the Company had issued to the Trust in connection with a May 30, 2000 Subscription Agreement.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         a-b. AGGREGATE BENEFICIAL OWNERSHIP.

                                              PRESENTLY OWNED       PERCENTAGE
                                            ------------------------------------
             Sole Voting Power                  7,892,720             78.55%
             Shared Voting Power                        0              0.00%
             Sole Dispositive Power             6,920,270             68.87%
             Shared Dispositive Power                   0              0.00%
                                            ------------------------------------
             Total Beneficial Ownership         7,892,720             78.55%



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
                                  SCHEDULE 13D

CUSIP No.  92261Q 20 2                                         Page 4 of 4 Pages
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         The sole voting power of Mr. Crabbe consists of 19,424 shares of the
Company's common stock held by the Richard S. Huson GST Exempt Trust U/T/A dated 9/4/98 (for which the voting power was transferred to Mr. Crabbe pursuant to the Durable Power of Attorney dated November 12, 1999), 309,068 shares held by the Richard S. Huson Marital Trust U/T/A dated 9/4/98 (for which the voting power was transferred to Mr. Crabbe pursuant to the Durable Power of Attorney dated October 9, 2000), 643,958 shares held by Yvonne M. Huson, individually (for which the voting power is held by Mr. Crabbe pursuant to the Durable Power of Attorney dated October 9, 2000) and 6,920,270 shares over which Mr. Crabbe possesses the sole dispositive power.

         The sole dispositive power of Mr. Crabbe consists of 4,574,066 shares of the Company's common stock issued directly to Mr. Crabbe, 2,345,604 shares issuable to the Trust upon the conversion of certain convertible notes and 600 shares issuable to Mr. Crabbe upon exercise of options granted pursuant to the Company's 1999 Directors' Stock Option Plan.

         The percentages reflect the percentage share ownership with respect to 7,700,826 shares, the number of shares of the Company's common stock outstanding as of August 26, 2003.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   JAMES E. CRABBE,
                                     an individual


Dated: August 26, 2003             By: /s/Stacie L. Brown
                                       -----------------------------------------
                                       Stacie L. Brown, Attorney-in-Fact for
                                       James E. Crabbe, an individual

                                   JAMES E. CRABBE REVOCABLE TRUST


Dated: August 26, 2003             By: /s/Stacie L. Brown
                                       -----------------------------------------
                                       Stacie L. Brown, Attorney-in-Fact for
                                       James E. Crabbe, Trustee for the James E.
                                       Crabbe Revocable Trust



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